
October 7, 2022

Andrew Gordon
Chief Executive Officer and Chief Financial Officer
COFFEE HOLDING CO INC
3475 Victory Boulevard
Staten Island, NY 10314

> **Re: COFFEE HOLDING CO INC**
> **Form 10-K for the Year Ended October 31, 2021**
> **File No. 001-32491**

Dear Andrew Gordon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2021

Item 9A. Controls and Procedures, page 28

1. We note your disclosure that management has determined that your internal control over financial reporting ("ICFR") was not effective as of October 31, 2021 due to certain material weaknesses. However, we also note your disclosure that your President, CEO and CFO concluded that disclosure controls and procedures ("DCP") were effective as of the end of the period covered by this report. Please explain to us why you believe DCP were effective when ICFR was determined not to be effective.

Statement of Operations, page F-6

2. We note your disclosure of the line-item "Net Income Before Non-Controlling Interest" on your Statement of Operations. Please clarify how your presentation complies with ASC 810-10-55-4(J). In this regard, your line-item description indicates that the amount is "before" the non-controlling interest, but the amount appears to include the non-controlling interest. Please revise your disclosures accordingly. Additionally, we note

your disclosure in MD&A on page 26 that you had a net income of $1,255,354 for the fiscal year ended October 31, 2021. Please revise to disclose the amount of net income in accordance with GAAP and clarify that the amount you have disclosed is net income attributable to the controlling interest.   Please revise accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing